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CRAIG W. ADAS		FRANKFURT
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December 2, 2008

VIA EDGAR AND FEDERAL EXPRESS

Perry Hindin, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	Maxim Integrated Products, Inc.

Schedule TO-I filed November 7, 2008

Amendment No. 1 to Schedule TO-I filed November 19, 2008

Amendment No. 2 to Schedule TO-I filed November 26, 2008

File No. 005-40077

Dear Mr. Hindin:

On behalf of our client, Maxim Integrated Products, Inc. (“Maxim”), we are providing the following responses to the comments set forth in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 1, 2008 (the “Comment Letter”), relating to the above-referenced Tender Offer Statement on Schedule TO filed on November 7, 2008, as amended on November 19, 2008 and November 26, 2008 (the “Schedule TO”). Maxim has revised the Schedule TO and the related exhibits in response to the Staff’s comments and is filing concurrently with this letter a third amendment to the Schedule TO and revised exhibits (the “Amended Schedule TO”) that reflects these revisions and generally updates the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the applicable pages of the Offer to Purchase, as amended (the “Offer to Purchase”). Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Offer to Purchase.

Offer to Purchase

1.

We note your response to prior comment 1. We also note that the Company has revised the Offer to Purchase to provide that all non-officer Eligible Optionees who properly tender their Eligible Options, regardless of the amount of consideration such Eligible Optionees are entitled to receive, will receive the full consideration in cash on the first administratively practicable payroll date following the expiration date of the Offer. Please expand upon your prior response to better explain how the payment of such full consideration serves compensatory purposes such that the Company may rely on the Commission’s March 21, 2001 global exemptive order referred to in your response to prior comment 1.

Response: We respectfully advise the Staff of Maxim’s view that payment of the full consideration in cash to each tendering Eligible Optionee on the first administratively practicable payroll date following the expiration date of the Offer serves vital compensatory purposes for Maxim. In light of such purposes, which are described in more detail below, Maxim believes that the contemplated payment structure of the Offer comes under the purview of the Commission’s March 21, 2001 Global Exemptive Order (the “Exemptive Order”), which provides relief from the requirements of Rule 13e-4(f)(8)(i) (the “All Holders Rule”) and Rule 13e-4(f)(8)(ii) promulgated under the Securities Exchange Act of 1934, as amended, for exchange offers for employee stock options conducted for compensatory purposes.

Maxim is committed to providing competitive compensation packages for its employees as a means to incentivize them to provide excellent service to Maxim, as well as align their interests with those of Maxim’s stockholders. Historically, Maxim has used option grants to provide strong performance incentives to its employees, thereby encouraging them to continue as productive employees and contribute further to long-term stockholder value. As a result of the recent decline in the market value of Maxim’s common stock, all Eligible Options are currently out-of-the-money and are likely to remain out-of-the-money through their expiration, providing little to no value or incentive to Eligible Optionees. Under these circumstances, Maxim has determined to offer the Eligible Optionees the opportunity to exchange their Eligible Options for a cash payment, thereby allowing them to receive some cash compensation in lieu of their out-of-the-money Eligible Options in recognition of their hard work and contribution to Maxim. Maxim believes that the Offer demonstrates to its employees that it is committed to their well-being and satisfaction with their overall compensation.

Maxim respectfully advises the Staff that its cash and equity compensation awards are designed to both compensate its employees for past services and incentivize them for future services. Maxim endeavors to create an environment where employees feel that they are both adequately compensated for their past services and sufficiently incentivized to perform well in the future. It is Maxim’s view that giving employees a sense of fair compensation for services performed in the past generates goodwill, which motivates employees to contribute to Maxim’s success. Maxim believes the cash payments for the Eligible Options to be an essential form of compensation that would foster goodwill among the Eligible Optionees who, in Maxim’s view, can no longer be adequately compensated by the Eligible Options for the hard work that they have performed for Maxim in the past. In light of the significant decline in the market value of Maxim’s common stock, Maxim believes that fostering such goodwill among its employees serves a particularly important compensatory purpose.

Furthermore, in connection with Maxim’s recently completed restatement of its financial statements for certain prior periods, Maxim suspended issuance of shares of its common stock and equity incentive awards under its Incentive Plans for a period of over two (2) years. In addition, during such suspension period, the Eligible Options that were in-the-money could not be exercised. The lump-sum cash payment being offered to Eligible Optionees in exchange for their tendered Eligible Options is Maxim’s attempt to allow Eligible Optionees to realize some level of compensatory value for the now-out-of-the-money Eligible Options, which they were unable to realize by exercising despite the fact that many Eligible Options were in-the-money during much of the suspension period. The contemplated payment also compensates and rewards employees who have remained with Maxim and continued to put in hard work during the suspension period, which is another important compensatory purpose of the Offer.

2.

We note your response to prior comment 2 and we are unable to conclude that such arrangements are consistent with the requirement of Rules 13e-4(f)(5) and 14e-l(c), requiring that the Company either pay the consideration offered or return the tendered securities promptly after termination or withdrawal of the tender offer. Please consider the ramifications of this comment on the disclosure you have provided in response to prior comment 5.

Response: In response to the Staff’s comment, we have revised the Offer to exclude officers who hold the title of Vice President or above (the “Officers”) from the Offer. In limiting participation in the Offer in this manner, Maxim is relying on the relief the Exemptive Order provides from the All Holders Rule. Please see our response to Comment No. 1 above, as well as our response to prior Comment No. 1, for an explanation on why Maxim believes that it may rely on the Exemptive Order. Please see pages 1 and 7 of the Offer to Purchase containing the disclosure of the exclusion of the Officers from the Offer.

The disclosure provided in response to prior Comment No. 5 is no longer applicable and has been revised in accordance with the current structure of the Offer described in our response to Comment No. 1 above. Please see pages 2 and 6 of the Offer to Purchase.

3.

In addition, we note the third and fourth sentences of the first paragraph of Exhibit (a)(l)(K) to your Schedule TO. Please explain how the receipt of payment by employees located outside of the U.S. in January 2009 is consistent with the requirement of Rules 13e-4(f)(5) and 14e-l(c). Further, please remove the fourth sentence so as to eliminate any implication that the Commission has concluded that payments made by the Company on the dates set forth in this exhibit will be “made promptly.”

Response: In response to the Staff’s comment, Maxim has confirmed that all Eligible Optionees properly tendering their Eligible Options, whether located in the U.S. or outside of the U.S., should expect to receive payment pursuant to the Offer on December 18, 2008 and has revised the Offer to Purchase to reflect this. In addition, Maxim will be sending to all Eligible Optionees a notice setting forth the updated payment structure of the Offer that makes it clear that the Commission has not approved or disapproved the Offer, including any amendments thereto. Please see pages 2 and 10 of the Offer to Purchase and Exhibit (a)(1)(L) of the Amended Schedule TO.

4.	Please revise the Offer to Purchase to disclose the actual date that employees should expect to receive payment pursuant to the Offer.

Response: In response to the Staff’s comment, Maxim has added language to the Offer to Purchase stating that employees should expect to receive payment pursuant to the Offer on December 18, 2008, which is the first administratively practicable payroll date following the expiration of the Offer on December 8, 2008. Please see pages 2 and 10 of the Offer to Purchase.

* * * *

Please do not hesitate to call me at (650) 802-3020 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Craig W. Adas
Craig W. Adas

cc:	Mark Casper, Esq., Maxim Integrated Products, Inc.

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